U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: January 31, 2018

Duke Robotics, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-3524570
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

13 Palafox Place, Pensacola, FL 32502

(Address, including zip code of principal executive office)

850-677-0935

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.  Other events

Pursuant to the terms of the Form 1-A and Offering Circular filed by Duke Robotics, Inc. (the “Company”) (File No. 024-10714) regarding the Company’s Regulation A offering, the offering was scheduled to continue for a maximum period of 180 days (a period ending on February 5, 2018) unless extended by up to 180 days by the issuer. On January 31, 2018, the Company elected to extend the offering, as set forth in the Form 1-A and Offering Circular (File No. 024-10714) regarding its Regulation A offering so that such offering shall now terminate on April 30, 2018, unless earlier terminated by the Company or otherwise extended again prior to the that date by the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUKE ROBOTICS, INC.
(Exact name of issuer as specified in its charter)

By:	/s/ Raziel Atuar
Raziel Atuar, CEO

Date: January 31, 2018